WALDENCAST PLC
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
On July 30, 2026, Waldencast plc, a public limited company incorporated under the laws of the Bailiwick of Jersey (“Waldencast”, the “Company” or the “Parent”), completed the previously announced sale of its Obagi Medical dermatological skincare and aesthetics business (“Obagi Medical”, “Obagi” or the “Business”). The sale of Obagi Medical is referred to herein as the “Sale”.
The Sale was completed pursuant to the Purchase and Sale Agreement and Agreement and Plan of Merger (the “Purchase and Sale Agreement” or the “Agreement”), by and among Waldencast, Obagi Holdings Company Ltd. (the “Seller”), Obagi Cosmeceuticals LLC, Obagi Netherlands B.V. and Obagi AsiaPac Limited (collectively, the “Companies”), Waypoint Bidco, LLC (the “Purchaser”), Waypoint Merger Sub I, LLC (“Merger Sub I”), Waypoint Merger Sub II, LLC (“Merger Sub II”) and Gore Range Capital Fund III LLC (the “Purchaser Co-Investor”). The transactions contemplated by the Agreement are referred to herein as the “Transaction”.
For purposes of the unaudited pro forma consolidated financial information, the "Transferred Group" refers to the Obagi Medical in its entirety, comprising (i) the Companies and their subsidiaries transferred to, or acquired by, the Purchaser pursuant to the Agreement, and (ii) the remaining Obagi entities retained by Waldencast that are expected to be dissolved.
The Purchaser acquired Obagi Medical for total consideration comprising: (i) up to $366.0 million of cash consideration, subject to certain customary adjustments; (ii) a fixed vendor note in the principal amount of $10.0 million (the “Fixed Vendor Note”) and an adjustable vendor note in the principal amount of $20.0 million (the “Adjustable Vendor Note”) (together the “Vendor Notes”); and (iii) contingent consideration in the form of an earnout of up to $64.0 million in aggregate (the “Earnout Consideration”). The Earnout Consideration is payable only upon the achievement of specified post-closing revenue milestones and comprises (i) up to $10.0 million based on non-injectables revenue for fiscal year 2026 (the “2026 Earnout Consideration”) and (ii) up to $54.0 million based on injectables revenue for fiscal year 2027 (the “2027 Earnout Consideration”).
Waldencast will not retain the equity interests in the Transferred Group (other than for the remaining Obagi entities retained by the Company that are expected to be dissolved). Waldencast is not expected to have significant continuing involvement with the Business, other than through the transition services agreement (the “TSA”) entered into at the consummation of the Sale (the “Closing”). The TSA is transitional and time-limited in nature and is not expected to represent significant continuing involvement by Waldencast in the Transferred Group.
The adjustments included in the “Transferred Group” columns of the unaudited pro forma condensed consolidated financial statements are presented in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 205-20, Presentation of Financial Statements - Discontinued Operations (“ASC 205”), under accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Sale is treated as a significant disposition of a business for purposes of Rule 11-01(a)(4) of Regulation S-X. Accordingly, the accompanying unaudited pro forma condensed consolidated financial information has been prepared to give effect to the Transferred Group and the related transaction accounting adjustments in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed consolidated financial information has been derived from the Company’s historical consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and adjusted to reflect the estimated effects of the Transaction.
The unaudited pro forma condensed consolidated balance sheet as of December 31, 2025, gives effect to the Transferred Group as if the Sale had occurred on December 31, 2025. The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023 give effect to the Transferred Group as if the Sale had occurred on January 1, 2023, the beginning of the earliest period presented. The transaction accounting adjustments reflected in the unaudited pro forma condensed consolidated statements of operations include only those adjustments that are directly attributable to the Sale, factually supportable and expected to have a continuing impact on the Company's results of operations. Accordingly, non-recurring items, including the gain or loss on disposal and transaction costs that are not expected to have a continuing impact, have not been reflected in the unaudited pro forma condensed consolidated statements of operations.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and is not necessarily indicative of the Company’s financial position or results of operations had the Sale occurred on the dates assumed, nor is it indicative of future results. Actual results may differ materially from the amounts reflected herein.
The following unaudited pro forma condensed consolidated financial statements should be read in connection with:
•the accompanying notes to the unaudited pro forma condensed consolidated financial statements; and
•the historical audited consolidated financial statements and accompanying notes of the Company included in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2026.
The unaudited pro forma condensed consolidated financial information reflects pro forma accounting adjustments prepared using the assumptions set forth in the related notes, which represent preliminary estimates of the transaction accounting adjustments. The Company has elected not to present any management adjustments to reflect any potential synergies or dis-synergies that may arise from, or in connection with, the Transferred Group.
Future of Waldencast PLC Post-Sale
Following the Closing, Waldencast is expected to operate as the parent company of Milk Makeup, the clean prestige beauty brand born from the creative community of Milk Studios in downtown New York City. Founded in 2016, Milk Makeup is built on the values of self-expression and inclusion, captured by its signature “Live Your Look”, and creates vegan, cruelty-free, clean formulas across a portfolio of hero franchises. Milk Makeup is available through milkmakeup.com and retail partners including Sephora, Ulta Beauty and Amazon Premium Beauty in the U.S., and select retailers internationally.
In addition, effective at the Closing, Michel Brousset, Chief Executive Officer and director of the Company (the “Board”), Hind Sebti, Chief Growth Officer and director of the Company, and Manuel Manfredi, Chief Financial Officer of the Company, transitioned from the Company to lead Obagi Medical. Following the Closing, Mr. Brousset, Ms. Sebti and Mr. Manfredi will provide services to the Company during a transitional period. Effective at the close of business on the Closing Date, Felipe Dutra, Chairman of the Board, as Executive Chairman, he will serve as the Company’s principal executive officer and principal financial officer.
Waldencast used a portion of the net proceeds from the Sale to fully repay its outstanding senior term loan facility at Closing and will continue investing in Milk Makeup. Except for the repayment of debt and other Transaction-related adjustments reflected in the unaudited pro forma condensed consolidated financial information, no effect has been given to any additional use of proceeds, capital structure actions, strategic alternatives or other post-Closing actions, which may in future be approved by the board of directors of Waldencast.

WALDENCAST PLC
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2025
(In thousands of U.S. dollars, except share and per share data)

	Waldencast Plc (Historical)	Transferred Group [a]	Transaction Accounting Adjustments		Pro Forma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30,379	$(25,406)	$138,459	[b,c,d]	$143,432
Restricted cash	1,513	(652)	3,000	[b]	3,861
Accounts receivable, net	28,014	(9,619)	—		18,395
Related party accounts receivable	1,220	(1,202)	—		18
Inventories	54,609	(23,442)	—		31,167
Prepaid expenses	6,397	(4,165)	—		2,232
Other current assets	4,811	(93)	4,804	[b]	9,522
Total current assets	126,943	(64,579)	146,263		208,627
Property, plant and equipment, net	6,240	(1,425)	—		4,815
Intangible assets, net	427,098	(323,411)	—		103,687
Goodwill	177,571	(62,459)	—		115,112
Right of use assets, net	7,735	(2,310)	—		5,425
Other non-current assets	574	(335)	37,859	[b]	38,098
TOTAL ASSETS	$746,161	$(454,519)	$184,122		$475,764
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$19,465	$(7,069)	$682	[c]	$13,078
Related party accounts payable	—	—	—		—
Current portion of lease liabilities	2,111	(1,041)	—		1,070
Current portion of long-term debt	771	—	—		771
Embedded derivative liabilities	11,833	—	(11,833)	[d]	—
Other current liabilities	40,367	(23,688)	17,536	[e]	34,215
Total current liabilities	74,547	(31,798)	6,385		49,134
Long-term debt, net	135,752	—	(135,752)	[d]	—
Derivative warrant liabilities	1,181	—	—		1,181
Long-term lease liabilities	10,377	(4,663)	—		5,714
Deferred income tax liabilities	3,082	(3,082)	—		—
Contingent consideration liabilities	21,020	(21,020)	—		—
Other non-current liabilities	104	(103)	401	[e]	402
TOTAL LIABILITIES	$246,063	$(60,666)	$(128,966)		$56,431
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred shares	—	—	—		—
Class A ordinary shares	12	—	—		12
Class B ordinary shares	1	—	—		1
Additional paid-in capital	981,197	(393,853)	392,430	[f]	979,774
Retained earnings	(518,953)	—	(48,568)	[h]	(567,521)
Accumulated other comprehensive income (loss)	(378)	—	—		(378)
TOTAL CONTROLLING STOCKHOLDERS’ EQUITY	461,879	(393,853)	343,862		411,888
Noncontrolling interest	38,219	-	(30,774)	[g]	7,445
TOTAL STOCKHOLDERS’ EQUITY	500,098	(393,853)	313,088		419,333
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$746,161	$(454,519)	$184,122		$475,764

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

WALDENCAST PLC
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025
(In thousands of U.S. dollars, except share and per share data)

	Waldencast Plc (Historical)	Transferred Group [i]	Transaction Accounting Adjustments		Pro Forma
Net revenue	$272,071	$(161,627)	$—		$110,444
Cost of goods sold	89,053	(50,100)	—		38,953
Gross profit	183,018	(111,527)	—		71,491
Selling, general and administrative	247,984	(135,801)	220	[j]	112,403
Loss on impairment of goodwill	152,018	(132,058)	—		19,960
Gain on sale of trademark	(5,679)	5,679	—		—
Loss on acquisition	6,233	(6,233)	—		—
Total operating expenses	400,556	(268,413)	220		132,363
Operating income (loss)	(217,538)	156,886	(220)		(60,872)
Interest expense, net	25,094	(3,472)	(1,474)	[k]	20,148
Loss on extinguishment of debt	24,398	—	—		24,398
Change in fair value of derivatives liabilities	(3,695)	(144)	—		(3,839)
Change in contingent consideration liabilities	(861)	861	—		—
Other (income) expense, net	(229)	769	—		540
Total other expenses (income) net	44,707	(1,986)	(1,474)		41,247
Income (loss) before income taxes	(262,245)	158,872	1,254		(102,119)
Income tax expense (benefit)	(14,189)	14,240	—		51
Net income (loss) from continuing operations	(248,056)	144,632	1,254		(102,170)
Net income (loss) from continuing operations attributable to noncontrolling interests	(18,307)	22,223	—		3,916
Net income (loss) from continuing operations attributable to Class A shareholders	$(229,749)	$122,409	$1,254		$(106,086)
Net income (loss) per share from continuing operations attributable Class A shareholders:
Basic and Diluted	$(2.01)				$(0.93)
Shares used in computing net income (loss) per share from continuing operations:
Basic and Diluted	114,070,225		—		114,070,225

Net income (loss) from continuing operations	$(248,056)	$144,632	$1,254		$(102,170)
Other comprehensive income (loss) - foreign currency translation adjustments, net of tax	(684)	(17)	—		(701)
Comprehensive income (loss) from continuing operations	(248,740)	144,615	1,254		(102,871)
Comprehensive income (loss) attributable to noncontrolling interests from continuing operations	(18,357)	22,224	—		3,867
Comprehensive income (loss) attributable from continuing operations to Class A shareholders	$(230,383)	$122,391	$1,254		$(106,738)

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

WALDENCAST PLC
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024
(In thousands of U.S. dollars, except share and per share data)

	Waldencast Plc (Historical)	Transferred Group [i]	Transaction Accounting Adjustments	Pro Forma
Net revenue	$273,868	$(149,266)	$—	$124,602
Cost of goods sold	82,124	(42,506)	—	39,618
Gross profit	191,744	(106,760)	—	84,984
Selling, general and administrative	245,297	(125,473)	—	119,824
Loss on impairment of goodwill	5,031	(5,031)	—	—
Total operating expenses	250,328	(130,504)	—	119,824
Operating income (loss)	(58,584)	23,744	—	(34,840)
Interest expense, net	17,155	3	—	17,158
Change in fair value of derivatives liabilities	(23,627)	—	—	(23,627)
Other (income) expense, net	(3,574)	4,143	—	569
Total other expenses (income) net	(10,046)	4,146	—	(5,900)
Income (loss) before income taxes	(48,538)	19,598	—	(28,940)
Income tax expense (benefit)	110	141	—	251
Net income (loss) from continuing operations	(48,648)	19,457	—	(29,191)
Net income (loss) from continuing operations attributable to noncontrolling interests	(6,205)	2,104	—	(4,101)
Net income (loss) from continuing operations attributable to Class A shareholders	$(42,443)	$17,353	$—	$(25,090)
Net income (loss) per share from continuing operations attributable Class A shareholders:
Basic and Diluted	$(0.39)			$(0.23)
Shares used in computing net income (loss) per share from continuing operations:
Basic and Diluted	109,295,742		—	109,295,742

Net income (loss) from continuing operations	$(48,648)	$19,457	$—	$(29,191)
Other comprehensive income (loss) - foreign currency translation adjustments, net of tax	450	303	—	753
Comprehensive income (loss) from continuing operations	(48,198)	19,760	—	(28,438)
Comprehensive income (loss) attributable to noncontrolling interests from continuing operations	(6,148)	2,078	—	(4,070)
Comprehensive income (loss) attributable from continuing operations to Class A shareholders	$(42,050)	$17,682	$—	$(24,368)
The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

WALDENCAST PLC
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(In thousands of U.S. dollars, except share and per share data)

	Waldencast Plc (Historical)	Transferred Group [i]	Transaction Accounting Adjustments	Pro Forma
Net revenue	$218,138	$(117,651)	$—	$100,487
Cost of goods sold	76,561	(41,069)	—	35,492
Gross profit	141,577	(76,582)	—	64,995
Selling, general and administrative	223,508	(104,095)	—	119,413
Loss on impairment of goodwill	—	—	—	—
Total operating expenses	223,508	(104,095)	—	119,413
Operating income (loss)	(81,931)	27,513	—	(54,418)
Interest expense, net	18,906	—	—	18,906
Effect from disposal	—	—	—	—
Change in fair value of derivatives liabilities	10,337	—	—	10,337
Other (income) expense, net	1,769	1,673	—	3,442
Total other expenses (income) net	31,012	1,673	—	32,685
Loss before income taxes	(112,943)	25,840	—	(87,103)
Income tax expense (benefit)	(6,975)	6,998	—	23
Net income (loss) from continuing operations	(105,968)	18,842	—	(87,126)
Net loss attributable to noncontrolling interests	(15,987)	3,596	—	(12,391)
Net income (loss) from continuing operations attributable to Class A shareholders	$(89,981)	$15,246	$—	$(74,735)
Net income (loss) per share from continuing operations attributable Class A shareholders:
Basic and Diluted	$(0.99)			$(0.82)
Shares used in computing net income (loss) per share from continuing operations:
Basic and Diluted	91,158,500		—	91,158,500

Net income (loss) from continuing operations	$(105,968)	$18,842	$—	$(87,126)
Other comprehensive income (loss) - foreign currency translation adjustments, net of tax	(147)	(25)	—	(172)
Comprehensive income (loss) from continuing operations	(106,115)	18,817	—	(87,298)
Comprehensive income (loss) attributable to noncontrolling interests from continuing operations	(16,012)	3,601	—	(12,411)
Comprehensive income (loss) attributable from continuing operations to Class A shareholders	$(90,103)	$15,216	$—	$(74,887)

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

WALDENCAST PLC
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.Basis of Presentation
The unaudited pro forma condensed consolidated financial statements and related notes are prepared in accordance with Article 11 of Regulation S-X. The Company has elected to present only Transaction Accounting Adjustments and has not presented Management’s Adjustments. While the historical consolidated financial statements reflect the Company’s past financial results, the unaudited pro forma condensed consolidated financial information is presented for informational purposes only and illustrates how the Transferred Group might have affected those results had it occurred on the dates indicated below:
•The Unaudited Pro Forma Condensed Consolidated Balance Sheets as of December 31, 2025, as adjusted, gives effect to the Pro Forma Adjustments and Disposal Accounting Adjustments as if they had occurred or become effective on December 31, 2025.
•The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023, as adjusted, to give effect to the Pro Forma Adjustments and Disposal Accounting Adjustments as if they had occurred or become effective on January 1, 2023.
The unaudited pro forma condensed consolidated financial information has been compiled using the significant accounting policies set forth in Waldencast’s audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, 2024 and 2023.
2.Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Balance Sheet
The unaudited pro forma condensed consolidated balance sheet as of December 31, 2025, reflects the following adjustments:
a)the derecognition of the assets and liabilities of the Transferred Group transferred pursuant to the Agreement, including allocated goodwill and other assets and liabilities within the Transaction perimeter with a corresponding adjustment of $393.9 to additional paid-in capital (“APIC”).
b)reflects estimated net cash proceeds of approximately $334.4 million, which is comprised of the purchase price for the Sale interests of $366.0 million received from the Purchaser, net of Vendor Notes, transaction fees and estimated purchase price adjustments made at closing. The net cash proceeds ultimately recognized may change based on customary net working capital and other adjustments to be made pursuant to the Agreement. The net cash proceeds from the Sale were subsequently used by the Company to repay the Company's Existing Credit Agreement.
The pro forma adjustment to cash and cash equivalents was calculated as follows:

Components	$ in millions
Estimated net cash proceeds	$334.4
Payment of Existing Credit Agreement (d)	(178.4)
Payment of compensation-related costs (e)	(6.0)
Payment of qualifying Transaction-related costs (c)	(11.5)
Total Cash and cash equivalents	$138.5

The estimated consideration received in connection with the Sale, calculated as follows:

Components	$ in millions	Caption
Estimated net cash proceeds	$334.4	Cash and cash equivalents
Escrow amount	3.0	Restricted cash
Total cash consideration received	337.4
Fair value of the Vendor Notes	21.8	Other non-current assets
Fair Value of 2026 Earnout Consideration	4.8	Other current assets
Fair Value of 2027 Earnout Consideration	16.0	Other non-current assets
Total estimated consideration received	$380.0

The total estimated consideration comprises cash consideration of $337.4 million, Vendor Notes with a preliminary estimated fair value of $21.8 million and Earnout Consideration with an aggregate preliminary estimated fair value of $20.8 million. The total estimated consideration is used in calculating the estimated pro forma gain on the Sale.
The Vendor Notes have been measured at a preliminary estimated fair value of $21.8 million using a discounted cash flow approach. The valuation applies a market-participant yield to the expected contractual cash flows and considers, among other factors, the contractual terms and maturity of the notes, the expected timing and amount of the cash flows, the applicable contractual interest rates, the credit risk of the issuer, the subordinated nature of the instruments and, where applicable, the provisions permitting adjustments to the principal amount. The Vendor Notes are presented within Other non-current assets based on their contractual maturity and expected settlement dates.
The Earnout Consideration has been measured at a preliminary estimated fair value of $20.8 million using a Monte Carlo simulation. The valuation considers the applicable contractual revenue thresholds and caps, forecast revenue and associated uncertainty, the probability and timing of achieving the relevant milestones, the expected payment dates, the applicable discount rate and other relevant market-participant assumptions.
The accounting for the consideration received in connection with the Sale is preliminary and remains subject to completion of the Closing calculations and the related valuation analyses. The principal areas of uncertainty include the final Closing adjustments, the expected cash flows, credit risk and market yield applicable to the Vendor Notes, and the revenue forecasts, achievement probabilities and discount rates used to estimate the fair value of the Earnout Consideration. The final amounts recognized upon completion of the Sale may differ from the preliminary estimates reflected in the unaudited pro forma condensed consolidated financial information.
The estimated pro forma gain on the Sale was calculated as follows:

Components	$ in millions
Total estimated consideration received	$380.0
Less: Carrying value of net assets of the Transferred Group (a)	(393.9)
Less: Qualifying disposal-related transaction costs (c)	(12.2)
Plus: Carrying amount of noncontrolling interest derecognized (h)	30.8
Estimated pro forma gain (loss) on Sale	$4.7

c)qualifying transaction-related costs of $12.2 million incurred in connection with the Closing. These costs primarily relate to the advisory, legal and professional transaction fees. Of the total amount, approximately $11.5 million was paid in cash at Closing, while the remaining $0.7 million was accrued in accounts payable. This adjustment has been reflected as a reduction of the pro forma gain on Sale, with a corresponding accrual recorded in accounts payable.

d)in connection with the Sale, the Company repaid and settled the Credit Agreement, dated as of November 14, 2025 (as amended, restated, amended and restated or otherwise modified from time to time, the “Existing Credit Agreement”), by and among the Company, Milk Makeup, Obagi Cosmeceuticals, the lenders from time to time party thereto, and LSSF II Offshore Investments, LP, an Ontario limited partnership acting by its general partner, Lumina Fund II GP Ltd., as administrative agent. The Company paid $178.4 million in cash, which comprised the principal, accrued interest, and a contractual prepayment fee. Upon settlement, the Company derecognized long-term debt of $135.8 million (comprising principal, accrued interest, deferred financing costs, and debt discount) and related embedded derivative liabilities of $11.8 million. The difference between the cash paid and the carrying amounts derecognized totaled $30.8 million, which was recognized as a loss on extinguishment of debt and reflected as a reduction to retained earnings.
e)compensation costs and modifications to equity awards arising in connection with the Sale, including severance payments, cash transaction bonuses, transaction bonuses linked to the Earnout Consideration, the acceleration of Restricted Stock Unit ("RSU") awards and share repurchase arrangements with certain employees and key executives. The pro forma adjustments recognize $23.5 million of accrued compensation costs in current liabilities, of which $6.0 million has been settled through the net cash proceeds received. An additional $0.4 million relating to earnout-linked transaction bonuses is recorded in other non-current liabilities. The total effects are reflected as adjustments of $1.4 million to APIC and $22.5 million to retained earnings.
f)adjustment to APIC related to derecognition of the Transferred Group’s net assets of $393.9 million described in (a), offset by a $1.4 million APIC reduction related to the RSU acceleration and share repurchase arrangements as described in (e).
g)reflects the derecognition of $30.8 million of noncontrolling interests associated with the Transferred Group upon the loss of control. This amount is included in the estimated pro forma gain on the Sale described in note (b).
h)net retained earnings impact of the transaction accounting adjustments described in notes (a) through (g). The net decrease to retained earnings of $48.6 million is calculated as follows:

Components	$ in millions
Estimated pro forma gain on the Sale (b)	$4.7
Transaction-related compensation costs (e)	(22.5)
Loss on settlement of the debt under the Existing Credit Agreement (d)	(30.8)
Net increase (decrease) to retained earnings	$(48.6)

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Statements of Operations
The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023 reflect the following adjustments:
i)elimination of the historical operating results for the historical periods presented, including revenues, costs, expenses, other income statement activity and the related income tax expense or benefit directly attributable to the Transferred Group.
j)reflects the estimated costs of services to be received by Waldencast under the TSA. The adjustment recognizes related costs of $0.2 million within selling, general and administrative expenses for the fiscal year 2025.
k)reflects the estimated accretion income on the Fixed Vendor Note received as consideration in connection with the Sale, as described in note (b). The Fixed Vendor Note are estimated based on a market yield, with accretion recognized under the effective interest method. The adjustment decreases interest expense, net by $1.5 million for the fiscal year 2025 representing the estimated finance income recognized on the Fixed Vendor Note.

The Company separately evaluated the income tax effects for the transaction accounting adjustments. No income tax effects have been recorded because the related items either (i) are recognized in a jurisdiction with a zero statutory income tax rate or (ii) do not result in the recognition of an income tax benefit due to the existence of a valuation allowance.
3.Pro Forma Shareholder’s Equity and Net Income (Loss) Per Share
The calculation of pro forma basic and diluted net income (loss) per ordinary share for the years ended December 31, 2025, 2024 and 2023 gives effect to the Sale and related transaction accounting adjustments as if they had occurred on January 1, 2023.
Basic and diluted pro forma net income (loss) per ordinary share are the same for the periods presented where the Company reports a net loss or where the effect of potential ordinary shares would be anti-dilutive. The following table sets forth the computation of pro forma basic and diluted net income (loss) per ordinary share from continuing operations:

(In thousands, except for share and per share amounts)	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Numerator:
Net income (loss) from continuing operations	$(102,170)	$(29,191)	$(87,126)
Net income (loss) from continuing operations attributable to noncontrolling interest	3,916	(4,101)	(12,391)
Net income (loss) from continuing operations attributed to Class A shareholders - basic and diluted EPS	(106,086)	(25,090)	(74,735)
Denominator:	.
Historical weighted-average basic shares outstanding	114,070,225	109,295,742	91,158,500
Effect of estimated share repurchase	—	—	—
Pro forma weighted-average basic shares outstanding	114,070,225	109,295,742	91,158,500
Effect of dilutive securities	—	—	—
Pro forma weighted-average diluted shares	114,070,225	109,295,742	91,158,500
Pro forma basic and diluted net income (loss) per share from continuing operations	$(0.93)	$(0.23)	$(0.82)